Letterhead Of Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P.

Edward B. Crosland, Jr. Direct Dial 202-944-1101 Direct Fax 202-944-1109 ecrosland@joneswalker.com

January 12, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	IBERIABANK Corporation
Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of IBERIABANK Corporation (the “Registrant”), enclosed is the Registrant’s Registration Statement on Form S-3.

If you have any questions or comments regarding the enclosed Registration Statement, please contact the undersigned at (202) 944-1101.

Sincerely,

/s/ Edward B. Crosland, Jr.

Edward B. Crosland, Jr.

EBC/evg

Enclosures